UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                               VAALCO ENERGY, INC.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    91851C201
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                               New York, New York
                                 (212) 483-1818
                      -------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 21, 1998
                     --------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91851C201

1        NAME OF REPORTING PERSON

         THE 1818 FUND II, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              31,263,441
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                31,263,441

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         31,263,441

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.79%

14       TYPE OF REPORTING PERSON

         PN

CUSIP No. 91851C201

1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              31,263,441
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                31,263,441

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         31,263,441

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.79%

14       TYPE OF REPORTING PERSON

         PN

CUSIP No. 91851C201

1        NAME OF REPORTING PERSON

         T. MICHAEL LONG

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              31,263,441
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                31,263,441

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         31,263,441

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.79%

14       TYPE OF REPORTING PERSON

         IN

CUSIP No. 91851C201

1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

           NUMBER OF                        7    SOLE VOTING POWER
            SHARES                               -0-
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              31,263,441
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                             -0-
            PERSON                          10   SHARED DISPOSITIVE POWER
             WITH                                31,263,441

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         31,263,441

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.79%

14       TYPE OF REPORTING PERSON

         IN




         This Statement constitutes Amendment No. 1 to a Statement on Schedule 13D (the "Original Schedule 13D") filed on May 1, 1998 with the Securities and Exchange Commission with respect to the common stock, par value $.10 per share, of Vaalco Energy, Inc., on behalf of The 1818 Fund II, L.P., Brown Brothers Harriman & Co., T. Michael Long and Lawrence C. Tucker.

         The information set forth in the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1.  Security and Issuer.
         -------------------
         Item 1 is hereby amended and restated in its entirety to read as follows: This Statement on Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of Vaalco Energy, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 4600 Post Oak Place, Suite 309, Houston, Texas 77027.

Item 2.  Identity and Background.
         -----------------------
         Item 2 is hereby amended and restated in its entirety to read as follows: (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Fund II, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH&Co."), T. Michael Long ("Long") and Lawrence C. Tucker ("Tucker") (the

Fund, BBH&Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

         The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations. BBH&Co. is a private bank. Pursuant to a resolution adopted by the partners of BBH&Co., BBH&Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Common Stock.

         The address of the principal business and principal offices of the Fund and BBH&Co. is 59 Wall Street, New York, New York 10005.

         The business address of each of Long and Tucker is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH&Co. Long and Tucker are citizens of the United States.

         The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH&Co. is set forth on Schedule I hereto and is incorporated herein by reference.

         (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule

I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------
         Item 3 is hereby amended and restated in its entirety to read as follows: Pursuant to a Stock Acquisition Agreement and Plan of Reorganization, dated as of February 17, 1998 and amended as of April 21, 1998 (the "Stock Acquisition Agreement"), among the Company, the Fund and 1818 Oil Corp., a Delaware corporation and wholly-owned subsidiary of the Fund ("1818 Oil"), upon the closing of the transactions contemplated by the Stock Acquisition Agreement (the "Acquisition Closing"), the Company issued, and the Fund acquired from the Company, (i) 10,000 shares of preferred stock, par value $25.00 per share (the "Preferred Stock"), of the Company and (ii) 3,763,441 shares of Common Stock. A copy of the Stock Acquisition Agreement and Amendment No. 1 thereto are attached hereto as Exhibits 1 and 2 respectively and are hereby incorporated by reference. The Fund has also entered into a Registration Rights Agreement, dated as of April 21, 1998 (the "Registration Rights Agreement"), between the Company and the Fund, pursuant to which the Company has agreed, under the terms and conditions set forth therein, to register under the Securities Act of 1933, as amended, the Common Stock issuable upon the conversion of the shares of Preferred Stock held by the Fund and all other shares of Common Stock held by the Fund. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and is hereby incorporated by reference.

         The consideration paid by the Fund for the shares of Preferred Stock it purchased under the Stock Acquisition Agreement consisted of all of the issued and outstanding shares of common stock, par value $.01 per share (the "1818 Oil Common Stock"), of 1818 Oil and the consideration for the shares of Common Stock it purchased under the Stock Acquisition Agreement consisted of $7,000,000 in cash. In connection with the closing under the Stock Acquisition Agreement, the Fund made a capital contribution to 1818 Oil in the amount of approximately $13,606,594 (the "Capital Contribution"), part of which consisted of the cancellation of the indebtedness of 1818 Oil held by the Fund and part of which consisted of a cash contribution for the purpose of providing funds to 1818 Oil to be used as cash collateral for a letter of credit which was established by 1818 Oil to fund certain of 1818 Oil's ongoing commitments.

         The cash portion of the consideration (as well as the funds used for the Capital Contribution and the consideration the Fund originally paid for the shares of 1818 Oil Common Stock) was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended and restated in its entirety to read as follows: The Fund has acquired the securities of the Company for investment purposes only.

         As described below, in connection with the closing under the Stock Acquisition Agreement, the Fund acquired certain rights and privileges with respect to the Board of Directors and management of the Company which may impede the acquisition of control of the Company by any person. Pursuant to the terms of the Preferred Stock, all of the outstanding shares of which are held by the Fund, for so long as the number of outstanding shares of Preferred Stock represent (after giving effect to any adjustments) on a fully-diluted basis at least five percent (5%) of the total number of shares of Common Stock outstanding, the holders of the Preferred Stock have the right to elect three members of the Board of Directors of the Company. As of the Acquisition Closing, the number of members of the Board of Directors was increased from five to eight to allow the Fund, as holder of all of the outstanding shares of Preferred Stock, to designate three individuals to be directors of the Company, and such individuals have been elected to the Board of Directors. In addition, the holders of shares of Preferred Stock vote together with the holders of shares of Common Stock on all matters submitted to the holders of Common Stock at any annual or special meeting of the Company (or any written consent in lieu thereof), including the election of directors. Accordingly, as described in Item 5 below, as of the date hereof the combined voting power of the shares of Common Stock and the shares of Preferred

Stock held by the Fund would allow the Fund to control any vote submitted to the shareholders of the Company (or any written consent in lieu thereof) which requires the consent of a majority of holders of shares of Common Stock. A copy of the Certificate of Designation of the Preferred Stock is attached hereto as
Exhibit 4 and is hereby incorporated by reference.

         Pursuant to the terms of the Stock Acquisition Agreement, the By-Laws of the Company were amended as of the Acquisition Closing to provide that the consent of at least one director elected by the class vote of the holders of shares of Preferred Stock is required for the Board of Directors to approve certain actions by the Company, including, without limitation, (i) the issuance of any equity securities of the Company or any subsidiary thereof, or rights of any kind convertible or exchangeable for any equity securities of the Company or any subsidiary thereof, or any option, warrant or other subscription or purchase right with respect to equity securities of the Company or any subsidiary thereof; (ii) any transaction of merger or consolidation of the Company or any subsidiary thereof with one or more persons or any transaction of merger or consolidation of one or more persons into or with the Company or any subsidiary thereof; (iii) any sale, conveyance, exchange or transfer to another person of
(x) the voting stock of the Company or any subsidiary thereof or (y) all or substantially all of the assets of the Company or any subsidiary thereof; (iv) outside of the ordinary course of business (x) any sale, conveyance, exchange, transfer or lease or other disposition to another person of any material assets, rights or properties of the Company or any subsidiary thereof or (y) any purchase, lease or other acquisition of any material assets, rights or properties of another person; (v) any amendment, modification or restatement of the Restated Certification of Incorporation or By-Laws of the Company, or the certificate of incorporation of any subsidiary of the Company (including, without limitation, a change in the number of directors which constitutes the Board of Directors).

         The Company has informed the Fund that, as a result of the closing under the Stock Acquisition Agreement and a separate private placement of shares of Common Stock, the Company currently does not have reserved and available for issuance such number of authorized but unissued shares of Common Stock as would be sufficient to permit the conversion of all of the outstanding shares of Preferred Stock and all outstanding warrants and options with respect to the Common Stock (collectively, the "Options") into shares of Common Stock. Pursuant to a letter agreement, dated as of April 21, 1998 (the "Letter Agreement"), among the Company, the Fund, Robert L. Gerry ("Gerry") and W. Russell Scheirman ("Scheirman"), the Fund, Gerry and Scheirman (i) waived any breach by the Company of the terms of the Preferred Stock and Options held by each of them as a result of there not being a sufficient amount of Common Stock available for issuance upon the conversion or exercise of such securities; (ii) agreed not to convert a certain number of shares of Preferred Stock and Options held by each of them so that the Company would not be in breach of its obligations to other persons with respect to the Company's having a sufficient amount of authorized but unissued shares of Common Stock to allow for the conversion into Common Stock of all of the Options held by such other persons; and

(iii) agreed to vote in favor of an amendment to the Restated Certificate of Incorporation of the Company to allow the Company to have reserved and available for issuance such number of shares of Common Stock as would be sufficient to allow for the conversion of all outstanding shares of Preferred Stock and all outstanding Options. A copy of the Letter Agreement is attached hereto as
Exhibit 5 and is hereby incorporated by reference.

         The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to the availability of shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the shares of Common Stock or Preferred Stock in open market or in privately negotiated transactions, subject to the factors and conditions referred to above and compliance with applicable laws.

         Except as described in the Registration Rights Agreement and the Letter Agreement and as set forth above in this Item 4, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
         Item 5 is hereby amended and restated in its entirety to read as follows: (a) through (c). As set forth above, in connection with the closing under the Stock Acquisition Agreement the Fund acquired 10,000 shares of Preferred Stock and 3,763,441 shares of Common Stock. Accordingly, as of April 27, 1998, assuming the conversion of the shares of Preferred Stock held by the Fund into shares of Common Stock as of such date, the Fund may be deemed to own 31,263,441 shares of Common Stock, which, based on calculations made in accordance with Rule 13-d3(d) promulgated under the Securities Exchange Act of 1934, as amended, and there being 20,749,968 shares of Common Stock outstanding on April 27, 1998 (as represented to the Fund by the Company), represents 64.79% of the outstanding shares of Common Stock.

         By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 31,263,441 shares of Common Stock, representing approximately 64.79% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding on April 27, 1998 as represented by the Company to the Fund). By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, each of Long and Tucker may be deemed to beneficially own 33,263,441 shares of Common Stock, representing approximately 64.79% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding on April 27, 1998 as represented by the Company to the Fund).

         Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.

         Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Common Stock of the Issuer.
         -------------------------------------------------------------

         Item 6 is hereby amended and restated in its entirety to read as follows: The Company and the Fund are parties to the Registration Rights Agreement which gives the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issued upon the conversion of the Preferred Stock and any shares of Common stock held by the Fund.

         Except as described elsewhere in this Statement and as set forth in the Stock Acquisition Agreement, the Registration Rights Agreement and the Letter Agreement, copies of which are attached hereto as Exhibits 1 (and 2), 3, and 5 respectively, and incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.
         --------------------------------
         Item 7 is hereby amended and restated in its entirety to read as follows:

         1. Stock Acquisition Agreement and Plan of Reorganization, dated as of February 27, 1998, among the Company, the Fund and 1818 Oil.*/

         2. Amendment No. 1 to the Stock Acquisition Agreement and Plan of Reorganization, dated as of April 21, 1998, among the Company, the Fund and 1818 Oil.*/

         3. Registration Rights Agreement, dated as of April 21, 1998, between the Company and the Fund.*/

         4. Certificate of Designation of the Preferred Stock.*/

         5. Letter Agreement, dated April 21, 1998, among the Company, the Fund, Gerry and Scheirman.*/

---------------------

*/ Filed as Exhibits to the Original Schedule 13D filed by the Reporting Persons on May 1, 1998

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 1998

                             THE 1818 FUND II, L.P.

                             By: Brown Brothers Harriman & Co.,
                                 General Partner

                             By: /s/ T. Michael Long
                             -----------------------
                             Name:  T. Michael Long
                             Title: Partner

                             BROWN BROTHERS HARRIMAN & CO.

                             By: /s/ T. Michael Long
                             -----------------------
                             Name:  T. Michael Long
                             Title: Partner


                             /s/ T. Michael Long
                             -------------------
                             T. Michael Long


                             /s/ Lawrence C. Tucker
                             ----------------------
                             Lawrence C. Tucker

                                   SCHEDULE I
                                   ----------

         Set forth below are the names and positions of all of the general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.

                            Business Address
                            (if other than as
Name                        indicated above)
----                        ----------------

Peter B. Bartlett

Brian A. Berris

Walter H. Brown

Douglas A. Donahue, Jr.     40 Water Street
                            Boston, Massachusetts 02109

Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

John A. Gehret              525 Washington Boulevard
                            Jersey City, New Jersey 07310-1692

Elbridge T. Gerry, Jr.

Kristen F. Giarrusso

Robert R. Gould

Kyosuke Hashimoto           8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)          Tokyo 103, Japan

                            Business Address
                            (if other than as
Name                        indicated above)
----                        ----------------

Radford W. Klotz

Noah T. Herndon             40 Water Street
                            Boston, Massachusetts 02109

Landon Hilliard

Michael Kraynak, Jr.

Susan C. Livington          40 Water Street
                            Boston, Massachusetts 02109

T. Michael Long

Hampton S. Lynch, Jr.

Michael W. McConnell

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson         40 Water Street
                            Boston, Massachusetts 02109

Jeffrey A. Schoenfeld       40 Water Street
                            Boston, Massachusetts 02109

Stokley P. Towles           40 Water Street
                            Boston, Massachusetts 02109

Andrew J.F. Tucker

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker           1531 Walnut Street
                            Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

                            Business Address
                            (if other than as
Name                        indicated above)
----                        ----------------

Richard H. Witmer, Jr.